                                             [LOGO OF GRUPO FINANCIERO GALICIA]

FOR IMMEDIATE RELEASE

For more information contact:

Pedro A. Richards
Managing Director
Telefax: (5411) 4343-7528
investorelations@gfgsa.com
www.gfgsa.com

                 GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL
              RESULTS FOR ITS FOURTH QUARTER AND FISCAL YEAR ENDED
                                DECEMBER 31, 2005

(Buenos Aires, Argentina, February 15, 2006) - Grupo Financiero Galicia S.A. ("Grupo Galicia", "GFG") (Buenos Aires Stock Exchange: GGAL / NASDAQ: GGAL) today announced its consolidated financial results for the fourth quarter of fiscal year 2005, ended December 31, 2005.

NET INCOME FOR THE QUARTER ENDED DECEMBER 31, 2005

   o Net income for the quarter ended December 31, 2005, was Ps. 27.5 million, or Ps. 0.022 per share, equivalent to Ps. 0.220 per ADS.

   o This results were mainly attributable to the profits from our interest in Banco de Galicia y Buenos Aires S.A. ("the Bank") (Ps. 12.8 million) the deferred tax adjustment in Banco Galicia's subsidiaries (Ps. 5.5 million), the income generated by financial investments net of administrative expenses (Ps. 14.0 million) and the income tax loss (Ps. 4.8 million).

   o The Bank showed a Ps. 13.6 million net income compared to a Ps. 40.3 million loss for the same quarter of FY 2004. During the quarter, the Bank continued increasing its operating income due to the constant expansion in its activity level, while asset quality kept improving.

NET INCOME FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

   o Net income for the fiscal year ended December 31, 2005, was Ps. 107.2 million, or Ps. 0.086 per share, equivalent to Ps. 0.860 per ADS, taking into account the average shares outstanding during the fiscal year.

   o The Bank showed a Ps. 191.0 million net income for the fiscal year compared to a Ps. 108.6 million loss for FY 2004.

   o The table below shows results per share information, based on Grupo Galicia's financial statements.

                                              FY 2005        FY 2004        TWELVE MONTHS ENDED AT:
                                            ------------   ------------   ---------------------------
                                                4 Q            4 Q
EARNINGS PER SHARE                            12/31/05       12/31/04       12/31/05       12/31/04
---------------------------------------     ------------   ------------   ------------   ------------
                                                                     In pesos
Total Average Shares (in thousands)            1,241,407      1,241,407      1,241,407      1,185,227
Total Shares Outstanding (in thousands)        1,241,407      1,241,407      1,241,407      1,241,407
  Book Value per Share                             1.310          1.224          1.310          1.224
  Book Value per ADS (*)                          13.100         12.240         13.100         12.240
  Earnings per Share                               0.022         (0.029)         0.086         (0.093)
  Earnings per ADS (*)                             0.220         (0.290)         0.860         (0.930)

(*) 1 ADS = 10 ordinary shares

   o Grupo Galicia's fourth quarter net income represents an annualized return of 0.54% on average assets and of 6.82% on average shareholders' equity.

                                              FY 2005        FY 2004        TWELVE MONTHS ENDED AT:
                                            ------------   ------------   ---------------------------
                                                4 Q            4 Q
PROFITABILITY                                 12/31/05       12/31/04       12/31/05       12/31/04
-----------------------------------------   ------------   ------------   ------------   ------------
Return on Average Assets (*)                        0.54          (0.58)          0.59          (0.42)
Return on Average Shareholders Equity (*)           6.82          (9.32)          6.83          (7.32)

(*) Annualized

   o The table below shows Grupo Financiero Galicia's income statement for fiscal year 2005, on an unconsolidated basis, that includes the elimination of the transactions with the controlled companies.

                                    TWELVE MONTHS ENDED AT
                                 ---------------------------
                                   12/31/05       12/31/04
                                 ------------   ------------
                                     In millions of pesos
Income from equity investments          215.5          (94.2)
Administrative expenses                 (16.8)         (17.5)
Net other income                       (133.8)           1.5
Net financial income                      9.9           13.2
Income tax                               32.4          (12.9)
Net income for the year                 107.2         (109.9)

NET INCOME BY BUSINESS

   o The table below shows a "Net Income by Business" analysis. It includes a breakdown of Grupo Financiero Galicia's results information by subsidiary.

   o The "Income from stake in Sudamericana Holding" line includes Grupo Galicia's direct participation in the company's results as of September 2005 and the company's goodwill amortization.

   o The "Income from stake in Galicia Warrants" line includes Grupo Galicia's direct participation in the company's results as of December 2005, the company's goodwill amortization and the adjustment of the allowance for goodwill impairment.

   o The "Deferred Tax Adjustment" shows the income tax charge determined by Banco Galicia's subsidiaries, according to the deferred tax method. This adjustment was not made in Banco Galicia because Argentine Central Bank regulations do not contemplate the application of the deferred tax method.

   o The "Other Income GFG" line includes the financial income from GFG holdings of negotiable obligations issued by the Bank, net of administrative expenses.

                                                                    FY 2005              TWELVE MONTHS ENDED AT
                                                          ---------------------------   ---------------------------
NET INCOME BY BUSINESS                                       4TH. Q         3RD. Q        12/31/05       12/31/04
------------------------------------------------------    ------------   ------------   ------------   ------------
                                                                            in millions of pesos
Income from stake in Banco Galicia (93.6%)                        12.8           20.2          178.7         (101.6)
Income from stake in Net Investment (87.5%)                          -              -           (1.0)          (2.9)
Income from stake in Sudamericana Holding (87.5%)                  0.1            2.4            7.5            1.2
Income from stake in Galicia Warrants (87.5%)                     (0.1)           0.2           (0.2)          (0.3)
Income from stake in Galval (100%)                                   -              -           (0.3)             -
Deferred tax adjustment in Banco Galicia's subsidiaries            5.5            0.1           (0.5)         (23.7)
Other Income GFG                                                  14.0            6.4         (109.4)          30.3
Income tax                                                        (4.8)          (2.8)          32.4          12.90

Net Income for the period                                         27.5           26.5          107.2         (109.9)

CONFERENCE CALL

On Tuesday, February 21 at 11:00 A.M. Eastern Standard Time (1:00 P.M. Buenos Aires Time), GFG will host a conference call to review this results.

The call-in number is: (719) 457-2628

If you are unable to participate in the call, a replay will be available from Tuesday, February 21, 2006 at 2:00 P.M. Eastern Standard Time until Friday, February 24, 2006 at 12:00 P.M. Eastern Standard Time dialing (719) 457-0820, pass code: 1547499.

This report is a summary analysis of the Grupo Galicia's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with Banco Galicia's press release (www.bancogalicia.com.ar) and GFG's financial statements, as well as with all other material periodically filed with the Comision Nacional de Valores (www.cnv.gov.ar), Securities and Exchange Commission (www.sec.gov), Bolsa de Comercio de Buenos Aires (www.bolsar.com.ar) and Cordoba and Nasdaq (www.nasdaq.com).
Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.

GRUPO FINANCIERO GALICIA S.A

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

                                                          12/31/05   09/30/05   06/30/05   03/31/05   12/31/04
                                                          --------   --------   --------   --------   --------

CASH AND DUE FROM BANKS                                    1,041.2      995.9      959.6      941.4      988.7
GOVERNMENT AND CORPORATE SECURITIES                        5,971.8    5,556.2    5,615.6    5,857.2    5,534.1
LOANS                                                     10,555.2    9,968.6    9,442.3    8,981.0    8,438.2
OTHER RECEIVABLES RESULTING FROM FINANCIAL
 BROKERAGE                                                 6,162.4    6,904.5    6,904.7    6,506.4    6,697.7
EQUITY IN OTHER COMPANIES                                     85.1       84.9       82.7       83.3       82.8
BANK PREMISES AND EQUIPMENT, MISCELLANEOUS
 AND INTANGIBLE ASSETS                                     1,173.7    1,184.6    1,214.3    1,274.8    1,287.2
OTHER ASSETS                                                 646.3      558.2      508.1      674.5      621.9
TOTAL ASSETS                                              25,635.7   25,252.9   24,727.3   24,318.6   23,650.6

DEPOSITS                                                   8,421.7    8,027.2    7,531.0    7,469.1    6,756.9
- Non-Financial Government Sector                             90.3       92.4       81.0      130.4      131.9
- Financial Sector                                             6.2        8.3        5.7       21.9       17.2
- Non-Financial Private Sector and Residents Abroad        8,325.2    7,926.5    7,444.3    7,316.8    6,607.8
    - Current Accounts                                     1,639.8    1,505.2    1,474.2    1,286.3    1,192.4
    - Savings Accounts                                     2,211.4    2,094.3    1,953.0    1,954.7    1,638.7
    - Time Deposits                                        4,186.0    4,075.2    3,738.3    3,683.7    3,415.8
    - Investment Accounts                                      0.2        0.2        0.3        0.3        0.4
    - Other                                                  192.6      168.2      184.2      300.5      280.2
    - Accrued interest and quotation diferences payable       95.2       83.4       94.3       91.3       80.3

OTHER BANKS AND INTERNATIONAL ENTITIES                       982.5      942.5      953.0      962.3      963.6
NEGOTIABLE OBLIGATIONS                                     3,483.5    3,377.6    3,468.8    3,728.4    3,728.7
OTHER LIABILITIES                                         10,975.8   11,167.1   11,064.0   10,498.7   10,568.4
MINORITY INTERESTS                                           145.5      139.3      137.8      120.4      113.5
TOTAL LIABILITIES                                         24,009.0   23,653.7   23,154.6   22,778.9   22,131.1
SHAREHOLDERS' EQUITY                                       1,626.7    1,599.2    1,572.7    1,539.7    1,519.5

INFLATION AND EXCHANGE RATE
Retail Price Index (%) (**)                                   3.13       2.63       2.02       4.03       1.24
Wholesale Price Index (%) (**)                                2.37       4.45       1.32       2.17       0.25
C.E.R. (%) (**)                                               3.04       2.41       2.71       3.10       1.10
Exchange Rate ($/U$S) (***)                                 3.0315     2.9125     2.8908     2.9233     2.9738

(*) Grupo Financiero Galicia S.A., consolidated with subsidiary companies (Art.33 - Law 19550).

(**)   Variation within the quarter.

(***) Last working day of the quarter. Source B.C.R.A. - Comunique "A" 3500 - Reference Exchange Rate

GRUPO FINANCIERO GALICIA S.A

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

QUARTER ENDED:                                              12/31/05   09/30/05   06/30/05   03/31/05   12/31/04
---------------------------------------------------------   --------   --------   --------   --------   --------
FINANCIAL INCOME                                               679.0      558.2      628.9      532.5      238.1
- Interest on Loans to the Financial Sector                      0.6        0.6        0.9        0.7        1.1
- Interest on Overdrafts                                        11.6       11.1        9.0        8.3       12.4
- Interest on Notes                                             33.6       34.0       23.1       28.3       21.9
- Interest on Mortgage Loans                                    14.1       18.9       18.5       22.6       16.7
- Interest on Pladge Loans                                       3.3        2.8        2.5        2.2        2.1
- Interest on Credit Card loans                                 61.6       55.3       56.2       49.6       43.3
- Interest on Other Loans                                       14.4        8.5        7.1        5.7        7.4
- Net Income from Government and Corporate Securities          126.6       52.5      128.9       25.1      (76.3)
- On Other Receivables Resulting from Financial Brokerage       45.6       41.5       39.0       39.8       32.2
- Net Income from Guaranteed Loans-Decree 1387/01               54.1       52.9       48.0       48.5       47.6
- Adjustment by application of adjusting index                 275.7      252.6      283.0      280.5      114.9
- Adjustment by application of CVS                               0.0        0.0        0.0        0.0        0.1
- Other                                                         37.8       27.5       12.7       21.2       14.7

FINANCIAL EXPENSES                                             496.4      441.8      451.0      456.7      301.7
- Interest on Demand Accounts Deposits                           4.6        4.4        3.4        2.9        1.9
- Interest on Saving Accounts Deposits                           1.1        1.2        1.2        1.1        1.0
- Interest on Time Deposits                                     46.1       37.4       30.5       28.0       25.9
- Interest on Loans from Financial Sector                        1.7        1.0        1.0        0.9        1.1
- For other Liabilities resulting from Financial
   Brokerage                                                    71.6       67.6       73.7       56.4       62.7
- Other interest                                                84.2       83.7       75.7       90.8      113.9
- Net Income from Government and Corporate Securities            0.0        0.0        0.0        0.0        7.0
- Adjustment by application of adjusting index                 264.7      228.5      261.1      252.5      107.4
- Other                                                         22.4       18.0        4.4       24.1      (19.2)

GROSS BROKERAGE MARGIN                                         182.6      116.4      177.9       75.8      (63.6)

PROVISIONS FOR LOAN LOSSES                                      21.2       14.5       22.8       18.2       73.9

INCOME FROM SERVICES, NET                                      143.3      129.2      135.1      116.1      121.3

ADMINISTRATIVE EXPENSES                                        222.1      197.0      196.0      165.9      171.2
- Personnel Expenses                                           108.9      100.3       97.6       85.5       85.6
- Directors' and Syndics' Fees                                   1.8        1.1        1.4        1.5        1.6
- Other Fees                                                    10.8        7.4        8.9        5.2        5.6
- Advertising and Publicity                                     21.0       18.7       18.7        9.7       12.9
- Taxes                                                         11.4        9.6        6.9        9.4        9.0
- Other Operating Expenses                                      51.7       48.1       44.8       42.6       44.5
- Other                                                         16.5       11.8       17.7       12.0       12.0

MINORITY INTEREST                                               (6.2)      (6.4)     (15.1)      (6.9)      (2.3)

INCOME FROM EQUITY INVESTMENTS                                   1.2        2.9        0.4        2.2        0.7

NET OTHER INCOME                                               (35.2)      10.6      (73.1)      33.4      168.6

INCOME TAX                                                      14.9       14.7      (26.6)      16.3       15.3

NET INCOME                                                      27.5       26.5       33.0       20.2      (35.7)

(*) Grupo Financiero Galicia, consolidated with subsidiary companies (Art. 33 - Law 19550).

GRUPO FINANCIERO GALICIA S.A

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

TWELVE MONTHS ENDED AT:                                      12/31/05    12/31/04
----------------------------------------------------------  ----------  ----------
                                                             In millions of pesos
FINANCIAL INCOME                                               2,398.6     1,391.6
- Interest on Loans to the Financial Sector                        2.8         5.2
- Interest on Overdrafts                                          40.0        28.3
- Interest on Notes                                              119.0        97.5
- Interest on Mortgage Loans                                      74.1        67.9
- Interest on Pladge Loans                                        10.8         6.7
- Interest on Credit Card loans                                  222.7       163.1
- Interest on Other Loans                                         35.7        26.1
- Net Income from Government and Corporate Securities            333.1         0.0
- On Other Receivables Resulting from Financial Brokerage        165.9        90.0
- Net Income from Guaranteed Loans-Decree 1387/01                203.5       186.0
- Adjustment by application of adjusting index                 1,091.8       559.7
- Adjustment by application of CVS                                 0.0        28.9
- Other                                                           99.2       132.2

FINANCIAL EXPENSES                                             1,845.9     1,167.4
- Interest on Demand Accounts Deposits                            15.3         4.9
- Interest on Saving Accounts Deposits                             4.6         4.1
- Interest on Time Deposits                                      142.0        90.5
- Interest on Loans from Financial Sector                          4.6         6.1
- For other Liabilities resulting from Financial Brokerage       269.3       204.5
- Other interest                                                 334.4       323.2
- Net Income from Government and Corporate Securities              0.0         7.0
- Adjustment by application of adjusting index                 1,006.8       501.8
- Other                                                           68.9        25.3

GROSS BROKERAGE MARGIN                                           552.7       224.2

PROVISIONS FOR LOAN LOSSES                                        76.7       190.2

INCOME FROM SERVICES, NET                                        523.7       436.3

ADMINISTRATIVE EXPENSES                                          781.0       623.9
- Personnel Expenses                                             392.3       296.7
- Directors' and Syndics' Fees                                     5.8         4.0
- Other Fees                                                      32.3        19.8
- Advertising and Publicity                                       68.1        37.8
- Taxes                                                           37.3        40.9
- Other Operating Expenses                                       187.2       180.0
- Other                                                           58.0        44.7

MINORITY INTEREST                                                (34.6)      (14.3)

INCOME FROM EQUITY INVESTMENTS                                     6.7         3.0

NET OTHER INCOME                                                 (64.3)       98.8

INCOME TAX                                                        19.3        43.8

NET INCOME                                                       107.2      (109.9)

(*) Grupo Financiero Galicia, consolidated with subsidiary companies
    (Art. 33 - Law 19550).